Exhibit 99.1
VisionChina Media Inc. Announces Third Quarter 2010 Results
Total revenues grow 19.3% sequentially to $37.9 million, in line with guidance
Non-GAAP net income reaches $1.1 million, exceeding guidance
BEIJING, Oct. 27 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the third quarter ended September 30, 2010.
Key Quarterly Financial and Operating Data for the Third Quarter of 2010
•	Total revenues in the third quarter of 2010 were $37.9 million.

•	Gross profit in the third quarter of 2010 was $6.8 million.

•	Operating loss in the third quarter of 2010 was $1.8 million.

•	Net loss attributable to VisionChina Media shareholders in the third quarter of 2010 was $1.9 million.

•	Net income attributable to VisionChina Media shareholders in the third quarter of 2010, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), was $1.1 million.

•	Net operating cash outflow was $6.9 million in the third quarter of 2010. The Company had cash and cash equivalents of $67.1 million as of September 30, 2010.

•	Network capacity, as measured by total broadcasting hours in the Company’s network, reached 50,019 hours in the third quarter of 2010.

•	As of September 30, 2010, the Company’s advertising network covered 23 cities and included 128,139 digital displays on buses, subway trains and platforms as well as other platforms.

•	Average advertising revenue per broadcasting hour in the third quarter of 2010 was $727.

•	The Company sold an average of 6.69 advertising minutes per broadcasting hour in the Company’s network in the third quarter of 2010.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “The third quarter of 2010 was a strong quarter for our Company. We were pleased to see growth across our business and across our advertising network. The new strategic promotional partnership with CCTV that we announced during the quarter is our largest marketing campaign to date, and we expect to see the benefits of this cooperation beginning in 2011. During the quarter we also finalized the successful integration of our Digital Media Group-acquired subway assets. As evidenced by the continued growth in revenue contribution by our subway networks, subway has become a valuable growth driver for VisionChina Media.”
Stanley Wang, VisionChina Media’s senior financial controller, added, “This quarter, we were pleased to see strong quarter-over-quarter growth momentum. Our sales teams continued to deliver in the third quarter, allowing the Company to generate non-GAAP net income of $1.1 million. However, due to lingering uncertainty related to possible inflation in the PRC economy as well as other economic factors, we believe that the fourth quarter may prove to be challenging. To combat these challenges we will continue to implement our strategy of maintaining prices while driving our sales forces to increase utilization across our network.”
Third Quarter 2010 Results
VisionChina Media’s total revenues were $37.9 million in the third quarter of 2010, an increase of 23.2% from $30.8 million in the third quarter of 2009 and an increase of 19.3% from $31.8 million in the second quarter of 2010.
Total broadcasting hours in the Company’s network in the third quarter of 2010 increased to 50,019 hours, compared to 34,778 hours in the third quarter of 2009 and 47,928 hours in the second quarter of 2010. Average advertising revenue per broadcasting hour was $727 in the third quarter of 2010, compared to $845 per broadcasting hour in the third quarter of 2009 and $636 per broadcasting hour in the second quarter of 2010.
In the third quarter of 2010, the Company sold a total of 334,864 advertising minutes in its network compared to 238,484 advertising minutes in the third quarter of 2009 and 303,812 advertising minutes in the second quarter of 2010. The Company sold an average of 6.69 advertising minutes per broadcasting hour in the third quarter of 2010, compared to 6.86 advertising minutes per broadcasting hour in the third quarter of 2009 and 6.34 advertising minutes per broadcasting hour in the second quarter of 2010.
During the third quarter of 2010, 612 advertisers purchased advertising time on the Company’s advertising network either directly or through advertising agents, compared to 334 advertisers in the third quarter of 2009 and 614 advertisers in the second quarter of 2010.
Media cost, the most significant component of advertising service costs, was $25.1 million in the third quarter of 2010, representing 80.8% of total advertising service costs, compared to $12.6 million, or 81.8% of total advertising service costs in the third quarter of 2009 and $23.3 million, or 81.2% of total advertising service costs in the second quarter of 2010.

Gross profit in the third quarter of 2010 was $6.8 million, compared to $15.4 million in the third quarter of 2009 and $3.1 million in the second quarter of 2010. Advertising service gross margin was 18.0% in the third quarter of 2010, compared to 49.9% in the third quarter of 2009 and 9.8% in the second quarter of 2010.
Selling and marketing expenses were $6.2 million in the third quarter of 2010, a decrease of 2.3% from $6.4 million in the third quarter of 2009 and a decrease of 11.9% from $7.0 million in the second quarter of 2010. Selling and marketing expenses represented 16.4% of the Company’s advertising service revenue in the third quarter of 2010 compared to 20.6% in the third quarter of 2009 and 22.2% in the second quarter of 2010. In the second quarter of 2010, the Company recorded a write-down of the carrying value of acquired intangible assets relating to three of the six advertising agencies acquired in 2008.
General and administrative expenses were $2.5 million in the third quarter of 2010, an increase of 51.7% from $1.6 million in the third quarter of 2009 and an increase of 6.0% from $2.4 million in the second quarter of 2010.
Gain from equity method investments amounted to $0.02 million in the third quarter of 2010, compared to a loss of $0.32 million in the third quarter of 2009 and a loss of $0.09 million in the second quarter of 2010.
Operating loss was $1.8 million in the third quarter of 2010, compared with an operating profit of $7.3 million in the third quarter of 2009 and an operating loss of $95.5 million in the second quarter of 2010. The decrease in operating loss compared to the second quarter of 2010 was primarily due to a non-cash, non-recurring impairment loss of $89.1 million recorded in the second quarter of 2010 relating to three of the six advertising agencies acquired in 2008. No such impairment loss was recorded in the third quarter of 2010.
The Company recorded net interest expense of $0.7 million in the third quarter of 2010, compared to net interest income of $0.4 million in the third quarter of 2009 and net interest expense of $0.7 million in the second quarter of 2010.
Net loss attributable to VisionChina Media shareholders was $1.9 million in the third quarter of 2010, compared to net income of $7.2 million in the third quarter of 2009 and net loss of $93.2 million in the second quarter of 2010. Basic and diluted net loss per share attributable to VisionChina Media shareholders in the third quarter of 2010 were both $0.02.
Net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) was $1.1 million in the third quarter of 2010, compared to $9.1 million in the third quarter of 2009 and net loss attributable to VisionChina Media shareholders of $2.3 million in the second quarter of 2010, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss (non-GAAP).
The Company recorded an income tax benefit of $0.7 million in the third quarter of 2010.

As of September 30, 2010, the Company had 128,139 digital television displays in its network, compared to 84,560 as of September 30, 2009 and 125,269 as of June 30, 2010.
As of September 30, 2010, the Company had 867 employees, compared to 535 employees as of September 30, 2009 and 785 employees as of June 30, 2010.
As of September 30, 2010, the Company had cash and cash equivalents of $67.1 million, an increase of $1.5 million from $65.6 million as of June 30, 2010. The Company’s net cash used in operating activities was $6.9 million in the third quarter of 2010.
Depreciation and amortization was $4.0 million and capital expenditures were $0.5 million in the third quarter of 2010.
Recent Developments
CCTV Memorandum of Understanding
On September 13, 2010, VisionChina Media signed a memorandum of understanding with China Central Television (CCTV) to create a strategic promotional partnership enabling VisionChina Media to introduce its outdoor mobile TV advertising network to CCTV’s sales and client systems and to conduct joint promotions with CCTV in its annual advertising sales and bidding event throughout the course of the partnership. The partnership is expected to provide CCTV’s clients more extensive and comprehensive services by combining the advertising platforms of CCTV and VisionChina Media to create a specialized media operation model. The partnership will allow both parties to leverage their strengths and distinctive characteristics to seamlessly connect traditional TV and outdoor TV media while enhancing dissemination capabilities and broadening audience coverage. This is the first year CCTV has integrated external media resources into its annual advertising bidding process.
Business outlook
The Company estimates total revenues, which consist of advertising service revenue only, in the fourth quarter of 2010 to be between $41.1 million and $44.0 million. Fourth quarter 2010 net income attributable to VisionChina Media shareholders excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) is estimated to be between $1.3 million and $3.5 million.
These estimates are based on an exchange rate of RMB6.6981 per $1.00.
The Company noted that its guidance is based on its current network of 23 cities that, as of the date of this press release, has already been secured by contracts. If the Company’s network expands to additional cities, either organically or through acquisitions, management’s forecast could be affected.

Conference Call
VisionChina’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on October 27, 2010 (8:00 AM Beijing/Hong Kong Time on October 28, 2010).
Dial-in details for the earnings conference call are as follows:
U.S. Toll Free: +1-866-804-6926
Hong Kong: +852-3002-1672
International: +1-857-350-1672
Passcode for all regions: VisionChina Earnings Call
A replay of the conference call may be accessed by phone at the following numbers until November 27, 2010.
U.S. Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 17059442
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn/ .
About VisionChina Media Inc.
VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways, that reaches over 40 million viewers each day in China, according to CTR Market Research. As of September 30, 2010, VisionChina Media’s advertising network included 128,139 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn/ .

Use of Non-GAAP Financial Measures
In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For investor and media inquiries, please contact:
In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Tel: +86-139-1167-2124
Email: helen.plummer@visionchina.cn
Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
Email: colin.wang@visionchina.cn
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	September 30,	June 30,	December 31,
	2010	2010	2009
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	67,133,104	65,603,428	68,834,087
Restricted cash	69,338,471	68,213,854	64,368,455
Accounts receivable, net	47,272,586	37,537,576	37,050,076
Amounts due from related parties	3,636,563	4,221,908	4,334,472
Inventories	2,254,972	1,330,645	—
Prepaid expenses and other current assets	41,559,868	32,340,436	10,049,007
Deferred tax assets	1,850,140	1,742,232	41,309

Total current assets	233,045,704	210,990,079	184,677,406
Non-current Assets:
Restricted cash	298,592	293,746	—
Fixed assets, net	14,866,382	15,337,976	9,192,741
Investments under equity method	6,694,242	6,653,524	6,670,189
Other investments	2,715,433	2,671,363	2,660,189
Long-term prepayments and deposits	11,778,471	14,873,085	65,241,570
Intangible assets	87,615,397	88,939,025	11,455,972
Goodwill	141,561,668	139,006,604	109,017,669

Total non-current assets	265,530,185	267,775,323	204,238,330

TOTAL ASSETS	498,575,889	478,765,402	388,915,736

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	61,200,000	64,137,461	40,800,000
Accounts payable	10,375,513	4,839,654	2,311,224
Amounts due to related parties	1,904,315	1,553,018	213,029
Consideration payable	45,060,546	46,697,676	47,873,901
Income tax payable	434,105	417,392	2,411,156
Accrued expenses and other current liabilities	13,727,766	12,925,945	9,326,208

Total current liabilities	132,702,245	130,571,146	102,935,518
Non-current Liabilities :
Long-term bank loan	59,718,427	58,749,229	731,294
Consideration payable	29,539,148	29,446,977	9,330,085
Deferred tax liabilities	21,795,906	22,108,608	2,503,125

Total non-current liabilities	111,053,481	110,304,814	12,564,504

Total liabilities	243,755,726	240,875,960	115,500,022

Commitments and contingency

Equity:
Common shares	8,397	7,996	7,214
Common shares to be issued	85	85	—
Additional paid-in capital	273,672,747	260,583,520	192,362,565
Accumulated (deficit) profits	(36,573,500)	(34,668,215)	70,112,299
Accumulated other comprehensive income	17,269,401	11,522,509	10,499,278

Total VisionChina Media Inc. shareholders’ equity	254,377,130	237,445,895	272,981,356
Noncontrolling interest	443,033	443,547	434,358

Total equity	254,820,163	237,889,442	273,415,714

TOTAL LIABILITIES AND EQUITY	498,575,889	478,765,402	388,915,736

Note 1: Information extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on June 23, 2010.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	September 30,	June 30,	September 30,
	2010	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues :
Advertising service revenue	37,941	31,811	30,785

Total revenues	37,941	31,811	30,785

Cost of revenues :
Advertising service cost	(31,092)	(28,690)	(15,416)

Total cost of revenues	(31,092)	(28,690)	(15,416)

Gross profit	6,849	3,121	15,369

Operating expenses :
Selling and marketing expenses	(6,209)	(7,049)	(6,356)
General and administrative expenses	(2,496)	(2,354)	(1,646)
Impairment loss	—	(89,125)	—

Total operating expenses	(8,705)	(98,528)	(8,002)

Government grant	—	—	245
Income (loss) from equity method investees	23	(91)	(315)

Operating (loss) profit	(1,833)	(95,498)	7,297

Interest income	500	542	380
Interest expense	(1,191)	(1,203)	—
Other expenses	(70)	(457)	—

Net (loss) income before income taxes	(2,594)	(96,616)	7,677
Income tax benefits (expenses)	738	3,448	(515)

Net (loss) income	(1,856)	(93,168)	7,162
Net (income) loss attributable to non-controlling interest	—	(5)	24

Net (loss) income attributable to VisionChina Media Inc. shareholders	(1,856)	(93,173)	7,186

Net (loss) income per share:
Basic	(0.02)	(1.15)	0.10
Diluted	(0.02)	(1.15)	0.10
Weighted average shares used in computation of net (loss) income per share:
Basic	84,731,124	80,781,208	71,603,160
Diluted	84,731,124	80,781,208	72,487,904

Share-based compensation expenses during the related periods included in:
Cost of revenues	(24)	(26)	(13)
Selling and marketing expenses	(96)	(85)	(1,015)
General and administrative expenses	(67)	(130)	(160)

Total	(187)	(241)	(1,188)

Reconciliation from GAAP net (loss) income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income (loss) attributable to VisionChina Media Inc. shareholders:
Net (loss) income attributable to VisionChina Media Inc. shareholders (GAAP)	(1,856)	(93,173)	7,186
Add back share-based compensation expenses during the related periods	187	241	1,188
Add back amortization of intangible assets during the related periods	2,757	3,252	691
Add back impairment loss of goodwill and intangible assets in the related period	—	89,125	—
Subtract tax credit in connection to impairment of intangible assets	—	(1,763)	—

Net income (loss) attributable to VisionChina Media Inc. shareholders (Non-GAAP)	1,088	(2,318)	9,065